November 15, 2012

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Anne Nguyen Parker

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-183671) of Alon USA Partners, LP, a Delaware limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of Alon USA Partners, LP’s (the “Partnership”) proposed initial public offering of up to 11,500,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on November 19, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Partnership’s initial public offering, dated November 9, 2012, through the date hereof:

Preliminary Prospectus dated November 9, 2012

7,642 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Will Bousquette
Name:	Will Bousquette
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Alexander Kroner
Name:	Alexander Kroner
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark W. Hobbs
Name:	Mark W. Hobbs
Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER